Filed by Nvni Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mercato Partners Acquisition Corporation

Commission File No. 001-41017

Date: August 7, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 4, 2023

Mercato Partners Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-41017	86-2230021
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2750 E. Cottonwood Parkway
Suite #500
Cottonwood Heights, Utah	84121
(Address of Principal Executive Offices)	(Zip Code)

(801) 220-0055

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one warrant	MPRAU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	MPRA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	MPRAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

As previously announced, on February 3, 2023, Mercato Partners Acquisition Corporation, a Delaware corporation (“Mercato”) held a special meeting of stockholders to consider, among other things, proposals to amend Mercato’s second amended and restated certificate of incorporation in order to further extend the period Mercato has to complete an initial business combination beyond July 8, 2023 on a monthly basis up to five (5) times, with each extension allowing for an additional one (1) month period, from July 8, 2023 to December 8, 2023, provided that Mercato contributes to the trust account, established at the closing of Mercato’s initial public offering for the benefit of its public stockholders (the “Trust Account”), the amount of $135,000 for each one-month extension, paid on a month-to-month and as-needed basis based on the sole discretion of Mercato’s sponsor, Mercato Partners Acquisition Group, LLC (the “Sponsor”). At the special meeting, the requisite number of stockholders voted in favor of these proposals. As previously reported, on June 30, 2023, Mercato extended its period to consummate an initial business combination up to August 8, 2023.

On August 4, 2023, Mercato received notice from the Sponsor that it was again extending the period available to Mercato to consummate an initial business combination from August 8, 2023 to September 8, 2023 (the “August 2023 Extension”). In connection with the August 2023 Extension, on August 4, 2023, the Sponsor deposited $135,000 into the Trust Account, on behalf of Mercato, thereby effectively further extending the period for Mercato to consummate an initial business combination up to September 8, 2023.

Important Information About the Business Combination and Where to Find It

On February 26, 2023, Mercato entered into a business combination agreement with Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Nuvini”), Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”) and Nuvini Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Nvini Intermediate 2 Limited, an exempted company incorporated with limited liability in the Cayman Islands.

In connection with the proposed business combination, New PubCo initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 16, 2023 a registration statement on Form F-4 (as amended, the “registration statement”), which includes a preliminary proxy statement/prospectus and other relevant documents. New PubCo intends to file a definitive proxy statement/prospectus to be distributed to Mercato’s stockholders in connection with Mercato’s solicitation of proxies for the vote by Mercato’s stockholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities of New PubCo to be issued in connection with the proposed business combination.

THIS CURRENT REPORT ON FORM 8-K IS NOT A SUBSTITUTE FOR THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS OR ANY OTHER DOCUMENT THAT MERCATO WILL SEND TO ITS STOCKHOLDERS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain copies of the definitive proxy statement/prospectus (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (when available) will be mailed to Mercato stockholders as of a record date to be established for voting on the proposed business combination. Mercato stockholders will also be able to obtain copies of the definitive proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Mercato Partners Acquisition Corporation, 2750 E. Cottonwood Parkway, Suite #500, Cottonwood Heights, Utah 84121, or MPRA@mercatopartners.com.

Participants in the Solicitation

Mercato, New PubCo and Nuvini, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Mercato stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of the directors and officers of Mercato, New PubCo and Nuvini in the registration statement on Form F-4, initially filed with the SEC by New PubCo on June 16, 2023, which includes a preliminary proxy statement/prospectus of Mercato for the proposed business combination. Information about Mercato’s directors and executive officers is also available in Mercato’s filings with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination. This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 7, 2023

Mercato Partners Acquisition Corporation

/s/ Scott Klossner
Name: Scott Klossner
Title: Chief Financial Officer